UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934.

         For the fiscal year ended December 31, 1999.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1394.

         For the transition period from _____________ to _____________




Commission file number    1-6035




               THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN


                              THE TITAN CORPORATION

                             3033 Science Park Road
                            San Diego, CA 92121-1199

                    (Name and address of principal executive
                         office of issuer of securities)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934.

         For the fiscal year ended December 31, 1999.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1394.

         For the transition period from _____________ to _____________




Commission file number    1-6035




               THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN


                              THE TITAN CORPORATION

                             3033 Science Park Road
                            San Diego, CA 92121-1199

                    (Name and address of principal executive
                         office of issuer of securities)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2000
                                              THE TITAN CORPORATION
                                              CONSOLIDATED RETIREMENT PLAN

                                           By /s/ Eric M. DeMarco
                                              Eric M. DeMarco
                                              ----------------------------------
                                              Chairperson, Administrative
                                              Committee of The Titan Corporation
                                              Consolidated Retirement Plan




                              THE TITAN CORPORATION

                          CONSOLIDATED RETIREMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                          Page

Report of Independent Public Accountants.............................................................        4

Statement of Net Assets Available for Plan Benefits as of
    December 31, 1999................................................................................        5


Statement of Net Assets Available for Plan Benefits as of
    December 31, 1998................................................................................        6


Statement of Changes in Net Assets Available for Plan Benefits as of
    December 31, 1999................................................................................        7


Notes to Financial Statements........................................................................        8

Supplemental Schedules:

     Schedule I - Schedule of Assets Held For Investment Purposes as of December 31, 1999............        16

     Schedule  II -  Schedule  of  Reportable  Transactions  for the year  ended
        December 31, 1999............................................................................        17



                                All other financial statements and schedules are
                             omitted because they are not applicable or because the
                                 required information is shown in the financial
                                        statements or the notes thereto.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustee and Plan Administrator of The Titan Corporation Consolidated Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                ARTHUR ANDERSEN LLP


San Diego, California
June 27, 2000

                         THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN
                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       AS OF DECEMBER 31, 1999




                                                                  Non-
                                             Participant          Participant
                                             Directed             Directed                Total
                                             ------------         ------------         -------------

ASSETS:

Investments, at fair market value:
          The Titan Corporation
                   Common Stock            $  23,985,783        $  64,519,632        $   88,505,415
          Vanguard Funds                      80,758,538                    0            80,758,538
          Short-term Investments                 703,483                    0               703,483
          Participant Loans                    1,641,693                    0             1,641,693
                                             ------------         ------------         -------------
                   Total Investments         107,089,497           64,519,632           171,609,129
                                             ------------         ------------         -------------

Receivables for:

          Employee Contributions                 135,475                    0               135,475
          Employer Contributions                       0                    0                     0
                                             ------------         ------------
                                                                                       -------------
                   Total Receivables             135,475                    0               135,475
                                             ------------         ------------         -------------

          Total Assets                       107,224,972           64,519,632           171,744,604

LIABILITIES:

Accrued investment and
          administrative expenses                 29,715                    0                29,715
                                             ------------         ------------         -------------

NET ASSETS AVAILABLE
          FOR PLAN BENEFITS                $ 107,195,257        $  64,519,632        $  171,714,889
                                             ============         ============         =============



             The accompanying notes are an integral part of these financial statements.

                                   THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          FOR THE YEAR ENDED DECEMBER 31, 1999




                                                                                   Non-
                                                            Participant            Participant
                                                            Directed               Directed                  Total
                                                            --------------         -------------         --------------
Contributions:

           Employee                                       $     5,510,484        $            0        $     5,510,484
           Employer                                             1,210,770               911,162              2,121,932
           Asset transfers                                     14,752,241             1,742,869             16,495,110
                                                            --------------         -------------         --------------
                    Total Contributions                        21,473,495             2,654,031             24,127,526
                                                            --------------         -------------         --------------

Investment Income:

           Vanguard Funds                                       5,990,300                     0              5,990,300
           Interest                                               139,573                     0                139,573
           Investment and administrative expenses                 (93,089)                    0                (93,089)
                                                            --------------         -------------         --------------
                    Net Investment Income                       6,036,784                     0              6,036,784
                                                            --------------         -------------         --------------

           Net realized gain on sale of investments             2,585,256             1,635,984              4,221,240

           Net change in unrealized gain/
                    appreciation of investments                18,133,712            56,977,869             75,111,581

           Transfers (to) from other funds                        487,017              (487,017)                     0

           Withdrawals and distributions to withdrawing
                    and terminated participants               (11,514,512)           (2,013,842)           (13,528,354)
                                                            --------------         -------------         --------------

NET INCREASE                                                   37,201,752            58,767,025             95,968,777

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR                                              69,993,505             5,752,607             75,746,112
                                                            --------------         -------------         --------------

END OF YEAR                                               $   107,195,257        $   64,519,632        $   171,714,889
                                                            ==============         =============         ==============



                       The accompanying notes are an integral part of these financial statements.

                              THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            AS OF DECEMBER 31, 1998




                                                                             Non-
                                                       Participant           Participant
                                                       Directed              Directed               Total
                                                       -------------         -----------          -----------

ASSETS:

Investments, at fair market value:
           The Titan Corporation
                    Common Stock                     $    1,956,043        $  5,722,518         $  7,678,561
           Vanguard Funds                                66,497,834                   0           66,497,833
           Short-term Investments                            32,131                   0               32,132
           Participant Loans                              1,428,060                   0            1,428,060
                                                       -------------         -----------          -----------
                    Total Investments                    69,914,068           5,722,518           75,636,586
                                                       -------------         -----------          -----------

Receivables for:

           Employee Contributions                            71,161                   0               71,161
           Employer Contributions                            27,904              30,089               57,993
                                                       -------------         -----------          -----------
                    Total Receivables                        99,065              30,089              129,154
                                                       -------------         -----------          -----------

           Total Assets                                  70,013,133           5,752,607           75,765,740

LIABILITIES:

Accrued investment and
           administrative expenses                           19,628                   0               19,628
                                                       -------------         -----------          -----------

NET ASSETS AVAILABLE
           FOR PLAN BENEFITS                         $   69,993,505        $  5,752,607         $ 75,746,112
                                                       =============         ===========          ===========


                  The accompanying notes are an integral part of these financial statements.


                              THE TITAN CORPORATION

                          CONSOLIDATED RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION AND RELATED INFORMATION

     General

     The Titan Corporation (the "Company") maintains The Titan Corporation Consolidated Retirement Plan (the "Plan"), which is comprised of a Retirement Plan and an Employee Stock Ownership Plan ("ESOP"). The Plan was originally effective May 1, 1984. Prior to January 1, 1999, the Plan was known as The Titan Corporation 401(k) Retirement Plan. The Plan was amended and restated in its entirety, effective as of January 1, 1999, and renamed The Titan Corporation Consolidated Retirement Plan to reflect the merger into the Plan, as of January 1, 1999, of The Titan Corporation Employee Stock Ownership Plan and the Horizons Technology, Inc. Employee Stock Ownership Plan, and the subsequent merger of the VisiCom Laboratories, Inc. Savings Plan and Trust and the Validity Corporation 401(k) Profit Sharing Plan. The transfers of assets from the merged plans into the Plan, were completed during 1999 and are reflected as asset transfers in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The purpose of the Retirement Plan portion of the Plan, which is a profit-sharing plan, is to provide a convenient way for eligible employees to save on a regular and long-term basis. The purpose of the ESOP portion of the Plan, which is an employee stock ownership plan and a stock bonus plan, is to provide eligible employees with an opportunity to acquire and hold for long-term investment an ownership interest in the Company.

     The Trustee of the Plan, who is responsible for the administration of the trust fund under the terms of a trust agreement, is Vanguard Fiduciary Trust Company ("Vanguard"). The Company is the Plan Administrator and has full power to administer the Plan and apply all of its provisions on behalf of participating employees. The Plan Administrator has appointed a committee (the "Committee") consisting of Company employees to perform these duties with respect to the operation of the Plan.

     Eligible Employees

     Employees are eligible to participate in the Plan on or after attainment of age 21. Participation by eligible employees in the Plan is voluntary for the Retirement Plan portion of the Plan and is available to each employee of the companies which have adopted the Plan.

1.       PLAN DESCRIPTION AND RELATED INFORMATION (continued)

     Contributions

     Participants may make tax deferred contributions of between 1% and 15% of their annual compensation to a maximum dollar amount established by the IRS. Tax deferred contributions are subject to certain limitations provided by the IRS. Deferred contributions are matched by the employer based on The Matching Formula. The Matching Formula applicable to participants employed by the Company or a participating affiliate shall be determined by its board of directors (or the delegate of such board) and disclosed prior to the commencement of the Plan year in which the Matching Formula shall be applicable. If so determined by the applicable board of directors or its delegate, the Matching Formula may be a discretionary amount to be determined by such board of directors or delegate after the end of the Plan year.

     Each participant may specify that his deferral contributions be invested entirely in one fund or divided among the funds in multiples of 10% of his contributions. Participants may elect in which fund to invest 50% of the employer matching contribution. The remaining 50% of the employer matching contribution is mandatorily invested in the Titan Common Stock Fund. Employer discretionary contributions are allocated to any of the ten investment funds in 10% increments as directed by each participant. Each participant may change his investment fund designation for investment of new contributions as well as for investment of the balance of his accounts in the plan on a daily basis. A participant may elect at any time to suspend, change or resume compensation deferrals, provided he makes an election in the manner prescribed by the Committee.

     In accordance with procedures approved by the Committee, a participant may contribute (rollover) to the Plan all or a portion due to the participant from another plan qualified under Section 401(a) of the Internal Revenue Code ("Code"). Rollover contributions are not matched in whole or in part by the employer.

     In addition to matching contributions, the employer may elect to make an employer profit sharing contribution or an ESOP contribution. These discretionary contributions are allocated to participants employed on the last day of the Plan year generally based upon the ratio that each participant's compensation of the contributing employer bears to the aggregate of all such participants' compensation.

     Participant Accounts

     Separate accounts are maintained in the name of each participant for deferred contributions, rollover contributions, voluntary contributions, employer matching contributions, employer discretionary contributions, employer non-elective contributions, ESOP contributions and prior profit sharing plan contributions, if applicable. Each account is credited with contributions, adjusted for investment results and charged with withdrawals.

1.       PLAN DESCRIPTION AND RELATED INFORMATION (continued)

     Vesting

     Each participant's deferred, prior voluntary, employer non-elective contributions and rollover contributions are fully vested as contributions are made. For all active participants, all employer matching and discretionary contributions vest in increments over the participant's first five years of employment, after which full vesting occurs. Participants inactive at the time of the Plan merger are subject to grandfathered vesting schedules.

     Termination of Employment Benefits and Forfeitures

     If a participant's employment is terminated for reasons other than retirement, disability or death, benefits payable will be equal to the vested value of the participant's accounts. Forfeited amounts are first used to restore forfeitures of reemployed participants, second to pay administrative expenses and third to reduce the amount of employer matching contributions. Forfeitures of employer contributions totaled $690,541 for the year ended December 31, 1999.

     Fund balances for employees that have been terminated and requested payouts that are in various stages of processing and approval but not yet paid out have been included in the Statement of Net Assets Available For Plan Benefits. They will be reflected in the Statement of Changes in Net Assets Available for Plan Benefits when actually paid. At December 31, 1999 and 1998, these amounts were $227,753 and $318,867, respectively.

     Distributions and Withdrawals

     Distributions are generally made upon termination of employment, including retirement, disability or death. Benefits payable upon retirement or other termination are made as a single lump sum cash payment or in substantially equal monthly installments, except for distributions from the Titan Common Stock Fund which are made in either shares of The Titan Corporation common stock or cash as elected by the participant. Benefits payable upon death are made in a lump sum cash payment, except for distributions from The Titan Common Stock Fund, which are distributed in cash or stock as elected by the participant or beneficiary. Participants with balances from the M/A-COM Government Systems, Inc. and the VisiCom Laboratories, Inc. Savings Plan and Trust merger and deferral accounts are subject to different rules regarding the distribution of those funds. When a participant terminates employment for any reason except for the attainment of age 65, and the value of the vested portion of a participant's account exceeds $5,000, the participant must consent to the receipt of the distribution. If an inactive participant does not consent to the receipt of the distribution, the distribution shall be made upon reaching age 65.

     Participants under age fifty-nine and one half may withdraw the value of the deferred contributions account, upon providing 30 days written notice to the Committee, to the extent necessary to meet a financial hardship, as defined in accordance with the regulations or rulings of the Code. After withdrawal, certain periods of time, as required under the Plan, must lapse before a participant can make additional deferred contributions.

1.       PLAN DESCRIPTION AND RELATED INFORMATION (continued)

     Loans

     Participants may obtain loans from the Plan subject to written application to and approval by the Committee. The amount of a participant loan may not exceed the lesser of: 1) $50,000 (reduced by the amount, if any, of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan is made), or 2) one-half the present value of the participant's vested interest in his or her accounts. Repayment is made over a period not to exceed five years (except for loans for the purchase of a participant's principal residence). The loan must be repayable in substantially level payments, with payments not less frequently than quarterly. Loans must be for a minimum one-year term and for a minimum of $1,000. Interest is charged based on the prime rate as of the last day of the calendar quarter preceding the calendar quarter in which the loan is made, plus one percent. Loan disbursements can be made from all of the borrowing participant's individual accounts, except for the ESOP, as directed by the participant. Upon disbursement, the loan balance is transferred from the applicable investment fund (s) to a separate loan fund (participant loan receivable) until repayment.

     Termination of Plan

     The Company may elect to amend or terminate the Plan at any time. In the event of a Plan termination, the balance in each participant account becomes 100% vested.

     Investment and Administrative Expenses

     Substantially all costs and expenses incurred in connection with the administration of the Plan were paid by the forfeitures of the Plan. Expenses include, but are not limited to, trustee, actuarial, accounting, legal, and investment advisory fees. Brokerage fees relating to the purchase or sale of investments are added to the cost thereof or deducted from the proceeds thereof, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements are reported on the accrual basis of accounting and investments are reflected at fair value. Plan assets are invested with the Trustee, who determines fair values based upon quoted market prices, except as indicated under Valuation of Vanguard Fund Investments.

     Valuation of Vanguard Fund Investments

     Vanguard Funds are valued by Vanguard each business day.

     Mutual Funds

     Deposits to the Vanguard Mutual Funds are used to buy shares from a diversified portfolio of securities. Securities listed on any securities exchange are valued at the last sale price as of each valuation date.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Securities not listed or traded as of the close of trading on the valuation date are valued at the latest quoted bid price of a dealer who regularly trades in the security being valued.

     Investment transactions are accounted for on the date the shares in the funds are purchased or sold. Realized gains and losses on shares sold are computed based on the market value at the beginning of the plan year or the cost of current year purchases of the shares sold.

     Vanguard Retirement Savings Trust

     Deposits to the Vanguard Retirement Savings Trust are used by the Plan to purchase an interest in various contracts negotiated by Vanguard and several insurance companies and financial institutions which are valued at cost plus net investment income.

     Income Tax Status

     The plan obtained its latest determination letter on June 30, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, The Trustee and the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     New Accounting Standard

     During 1999, the Plan adopted the provisions of Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement for participant-directed defined contribution plans to separately disclose financial statements by fund and requires certain other disclosure changes. SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999, with earlier adoption encouraged. The 1999 and 1998 Plan year financial statements are presented in accordance with the accounting and disclosure provisions of SOP 99-3.

3.       INVESTMENT PROGRAMS

     Participants elect from the following investment funds in which their contributions, employer discretionary contributions and one-half of the matching contributions are to be invested:

        Wellesley Income Fund

         A Vanguard mutual fund consisting of bonds and stocks. Bonds will normally constitute 60% - 65% of fund assets and common stock will constitute 35% - 40% of fund assets.

        Vanguard Retirement Savings Trust

         A fund invested primarily in investment contracts issued by insurance companies and commercial banks, and other similar types of fixed principal investments. The principal and interest of these contracts are obligations of the issuing companies. For liquidity purposes, the Trust also invests in short-term U.S. Government obligations and repurchase agreements collateralized by U.S. Government obligations or federally insured deposits.

        Windsor II

         A Vanguard mutual fund consisting of common stocks that, in the opinion of the fund's investment advisor, are under-valued in the marketplace.

        World - U.S. Growth

         A Vanguard mutual fund consisting of common stocks of U.S. companies whose prospects for growth and appreciation are believed by its investment advisor to be favorable.

        Prime Money Market Reserves Fund (VMMR Fund)

         A Vanguard money market fund consisting of negotiable certificates of deposit, banker's acceptances, commercial paper, and other short-term corporate obligations.

        High-Yield Corporate Fund

         A Vanguard fund consisting of high-yield corporate bonds, or "junk bonds" which pay high interest rates because they are considered to carry greater risk.

        International Growth Fund

         A Vanguard mutual fund consisting of stocks of high quality seasoned companies based outside the United States.

        Small Cap Index Fund

         A Vanguard mutual fund consisting of a sample of stocks in the Russell 2000 Index.

         Total Bond Market Index Fund

         A Vanguard bond fund which attempts to match the performance of the Lehman Brothers Aggregate Bond index, which is a widely recognized measure of the entire taxable U.S. Bond Market.

         Titan Common Stock Fund

         A fund consisting of The Titan Corporation common stock, par value $.01 per share.

4.       INVESTMENTS

     The Plan's investments were held by Vanguard, the trustee, during 1999. The Schedule of Assets Held for Investment Purposes is included in Schedule I.

5.       PARTY-IN-INTEREST AND 5 PERCENT REPORTABLE TRANSACTIONS

     No prohibited transactions with "parties-in-interest", as defined under the Employee Retirement Income Security Act of 1974 ("ERISA"), occurred during the year ended December 31, 1999.

     Five-percent  reportable  transactions,   as  defined  under  ERISA,  which
     occurred  during  the year ended  December  31,  1999,  are  summarized  in
     Schedule II.

6.       NET REALIZED GAIN ON SALE OF INVESTMENTS

     A summary of the aggregate costs, proceeds and net gain (loss) on sale of investments for the year ended December 31, 1999, is as follows:

                                                        Revalued            Net                  Net
                                                        Cost (a)          Proceeds            Gain\(Loss)
                                                       -----------   ------------------      ------------
                        Equity Investments                 $1,789,221       $1,783,341       $     (5,880)
                        The Titan Corporation
                           Common Stock                       169,903         4,397,023          4,227,120
                                                       --------------     -------------      -------------
                                                           $1,959,124        $6,180,364         $4,221,240
                                                       ==============     =============      =============

                  (a) Market value at beginning of year or cost of current year purchases.

                        During 1999, the Trustee (Vanguard) regularly purchased and sold interests in short-term investment funds of the Trustee, investments in guaranteed investment contracts with insurance companies and financial institutions and units of Vanguard GIC and mutual funds. These transactions are not reflected in the foregoing amounts since the related investment return consisted solely of interest and investment income, with no resulting gain or loss.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

     Due to the timing of recording benefit payments to terminated employees, net assets available for plan benefits, as reported in the financial statements, is $227,753, higher than the amount reported in the Form 5500, to reflect the payable for the benefit payments.

8.       SUBSEQUENT EVENT

     Effective April 1, 2000, T. Rowe Price became the Trustee of the Plan, who is responsible for the administration of the trust fund under the terms of a trust agreement, with the transfer of assets also occurring on that date.



                                                                                                                    SCHEDULE I

                                                     THE TITAN CORPORATION

                                                  CONSOLIDATED RETIREMENT PLAN

                                                        (EIN 95-2588754)

                                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                    As of December 31, 1999


                                                                                                                 Market
        Identity of Issuer                       Description of Investment                  Cost                 Value
        ------------------                  -----------------------------------        --------------        --------------
        Vanguard*                           615,640.085 shares of Wellesley               $12,509,016           $11,604,816
                                            Income Fund

        Vanguard*                           14,272,030.720 shares of Vanguard              14,272,031            14,272,031
                                            Retirement Savings Trust

        Vanguard*                           642,164.791 shares of Vanguard                 16,681,754            16,034,855
                                            Windsor II

        Vanguard*                           669,352.894 shares of Vanguard World           20,443,158            29,136,931
                                            - US Growth Fund

        Vanguard*                           4,813,520.130 shares of VMMR Prime              4,813,520             4,813,520
                                            Portfolio

        Vanguard*                           97,000.855 shares of High-Yield                    755,148               716,836
                                            Corporate Fund

        Vanguard*                           61,154.619 shares of International               1,209,015             1,375,367
                                            Growth Fund

        Vanguard*                           47,833.273 shares of Small-Cap Index             1,062,464             1,128,865
                                            Fund

        Vanguard*                           175,242.272 shares of Total Bond                 1,735,266              1,675,316
                                            Market Index Fund

        Titan Corporation* ^                519,956.275 shares of Titan Common              11,407,222            89,208,898
                                            Stock Fund and Short-term Investments

        Participant Loans*                  5.88% - 11.53%                                   1,641,694             1,641,694
                                                                                         -------------          ------------
                                                                                           $86,530,288          $171,609,129
                                                                                         =============          ============

* Represents a party-in-interest.

^ Non-participant directed




                                                                                                                         SCHEDULE II

                                                        THE TITAN CORPORATION

                                                    CONSOLIDATED RETIREMENT PLAN

                                                          (EIN 95-2588754)

                                               SCHEDULE OF REPORTABLE TRANSACTIONS (a)
                                                FOR THE YEAR ENDED DECEMBER 31, 1999



                           Purchases                                                     Sales
---------------------------------------------------------------      ----------------------------------------------
                                                    Number of                         Number of
Description                           Amount       Transactions        Amount        Transactions          Cost          Net Gain
------------------------------     -----------    --------------     -----------     ------------      ------------     ----------
Wellesly Income Fund*              $ 3,884,495           64          $3,060,041           135           $2,953,763       $   106,278
Retirement Savings Trust*          $ 6,788,294          168          $6,590,784           128           $6,590,784       $    --
Titan Common Stock*                $10,933,621          117          $9,951,717           149           $5,817,629       $ 4,134,088
U.S. Growth Fund*                  $12,397,666          131          $4,838,900           134           $3,762,501       $ 1,076,399
Windsor II*                        $ 6,528,059           99          $5,083,378           147           $4,526,573       $   556,805
Prime Money Market*                $ 5,538,072          131          $3,547,593           103           $3,547,593       $    --


         (a)      Represents  transactions  or a series of  transactions  in excess  of 5% of the fair  value of plan  assets at the beginning of the year.

* Represents a party-in-interest.


                                INDEX TO EXHIBITS

                                                                            Page

Exhibit A.        Consent of Independent Public Accountants..............     19

Exhibit B.        Summary Annual Report to Participants..................     20